EXHIBIT 99.2

Driver Management Company LLC

July 24, 2019

Ms. Carissa Rodeheaver

Chairman, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Carissa:

By way of update, I had mentioned to you when we last spoke that investment vehicles that I manage were actively accumulating shares of First United stock. As of the date of this letter, those vehicles own over 100,000 shares of First United stock. I intend to continue purchasing additional shares as I believe First United represents a very attractive investment opportunity—an opportunity that others seem to have discovered as well.

But, as we’ve previously discussed, I believe that First United is worth far more in a sale than independent. Simply put, despite some recent improvements, First United’s core profitability continues to meaningfully lag peers, masking the value of its enviable deposit franchise and trust and wealth management businesses. While the public market is significantly discounting the value of these scarce assets, I believe that a number of other financial institutions have a far greater appreciation for the value of these assets and would appropriately value them (and the rest of First United’s business) in a sale.

The reasons for First United’s underperformance (and the large discrepancy between sale and market value) are readily apparent: First United lacks the scale to justify an elevated expense base and inefficient branch network and has been unable to create sufficient operating leverage due to lackluster organic loan growth. Considering the slower growth prospects in First United’s markets and the challenges facing similar banking organizations with sub-optimal scale, the standalone path to increasing shareholder value is lengthy, arduous and uncertain. On the other hand, a sale or merger with a larger financial institution would immediately rationalize First United’s expense base and unlock the value of its high-quality deposit franchise and attractive trust and wealth management businesses, resulting in an immediate increase in shareholder value with far less risk and uncertainty.

As such, the best way to maximize value for all First United shareholders would be to immediately engage qualified and experienced financial advisors and instruct them to run a sale process for First United. Other shareholders appear to share my view, including those shareholders that WITHHELD approximately 20% of the votes cast at First United’s 2019 annual meeting of shareholders in the absence of any competing board candidates.

Our in-person meeting in May and subsequent phone conversations regarding the future of First United were enlightening and informative. I believe the next step is to arrange a discussion with First United’s board of directors to present my analysis of the value that could be obtained for all First United shareholders in a sale of the company or merger with a larger financial institution. As of the date of this letter, Driver believes that First United could be valued between $26 and $30 per share in a thorough and well-run process. This represents a 30% to 50% premium to First United’s closing stock price as of July 24, 2019.

Please advise me—ideally by the end of July—of the time and place the First United board is available to meet. In the meantime, I encourage you to retain qualified and experienced financial advisors to evaluate the potential value that could be created for shareholders in a sale or combination with a larger institution. To assist the board and their advisors in their evaluation of potential sale value to standalone value, Driver will make available our valuation analysis prior to the meeting upon your request.

As discussed, I believe that First United has a clear opportunity to maximize value by pursuing a sale process, and I look forward to sharing my views with the board. Please do not hesitate to contact me at ac@drivermgmtco.com or by phone at 917-744-7758.

Sincerely,

/s/ Abbott Cooper

Abbott Cooper

Managing Member

Driver Management Company LLC